

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Via E-mail
Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer
Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215

> **Re:** **Glimcher Realty Trust**
> **Form 10-K**
> **Filed February 22, 2013**
> **File No. 001-12482**

Dear Mr. Yale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 34

1. Please provide us with an analysis detailing the adjustments you have made to the equity in loss (income) of unconsolidated entities to arrive at your pro-rata share of unconsolidated entities funds from operations.

Comparable NOI Growth – Years Ended December 31, 2012 to December 31, 2011, page 36

2. We note that your adjustments for depreciation and amortization, general and administrative expense, and straight-line rents include discontinued operations. Please confirm for us that your adjustment for non-comparable properties includes the total net earnings/loss from discontinued operations.

3. Please provide us with more detail regarding your "other" adjustment to arrive at comparable NOI. In your response provide us with a description and the amounts from other revenues and other operating expenses that have been included in this adjustment.

Portfolio Data

Leasing Results, page 56

4. We note your disclosure that re-leasing spreads for the Core Malls increased by 10% for non-anchor leases and 6% for anchor leases. Please reconcile this disclosure with your disclosure on page 36 which states in part "the growth is offset by a large volume of re-tenanting that resulted in lower minimum rent for the year ending December 31, 2012 compared to December 31, 2011 for our comparable properties."

Financial Statements

Consolidated Statements of Cash Flows, page 76

5. Please reconcile the total additions to investment in real estate to the amount shown on page 54 of your document. In addition please revise your presentation in future filings to separately present additions to development projects, redevelopment and renovation projects, leasing costs and other capital additions.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investment in Real Estate – Carrying Value of Assets, page 78

6. It appears in response to comment 8 from our letter dated May 24, 2012 the company proposed to include certain narrative disclosure related to the capitalization of indirect costs. Please tell us where this disclosure has been included in your financial statements.

13. Related Party Transactions

Leasing Activity, page 97

7. We note your disclosure that certain transactions with related parties were "determined in negotiated transactions between the parties". Please tell us how your disclosure complies with the guidance in ASC Topic 850-10-50-5.

14. Commitments and Contingencies, page 98

8. Please provide us with more information about your guarantee agreement with the New Jersey Economic Development Authority. Please summarize any significant terms of the agreement in your response. Your response should include, but not be limited to, a discussion of when assessments are collected by the city and when the company expects to collect any excess franchise assessments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief